UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(b)(c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO.____)1

Sanofi — Synthélabo

(Name of Issuer)

Shares, nominal value 2 euro

(Title of Class of Securities)

80105N 10 5 2

(CUSIP Number)

June 27, 2002 3

(Date of Event Which Requires Filing of this Statement)

      Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

2This CUSIP number applies to the issuer’s American Depositary Shares, each representing one-half of one ordinary share.

3The date the shares were first registered under Section 12 of the Act.

CUSIP No. 80105N 10 5	13G	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS
TOTAL FINA ELF S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

FRANCE

	5.	SOLE VOTING POWER

- 0 -

NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		179,586,513 (SHARES CARRY DOUBLE VOTING RIGHTS) (SEE ITEM 4)
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON WITH:
- 0 -

	8.	SHARED DISPOSITIVE POWER

179,586,513 (SHARES CARRY DOUBLE VOTING RIGHTS) (SEE ITEM 4)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

179,586,513

10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒

SEE ITEM 4 AND EXHIBIT B ATTACHED HERETO

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

24.5% (BASED ON THE NUMBER OF SHARES REPORTED BY THE ISSUER AS BEING OUTSTANDING AS OF DECEMBER 31, 2002); PERCENT OF VOTING RIGHTS,
33.7% (BASED ON THE NUMBER OF VOTING RIGHTS REPORTED BY THE ISSUER AS BEING OUTSTANDING AS OF MAY 22, 2002)

12.		TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SIGNATURE
Exhibit A
Exhibit B

Item 1(a).	Name of Issuer:

Sanofi — Synthélabo

Item 1(b).	Address of Issuer's Principal Executive Offices:

174, avenue de France 75013 Paris France

Item 2(a), (b) and (c).	Name of Person Filing; Address of Principal Business Office or, if None, Residence; and Citizenship:

     This statement is being filed by Total Fina Elf S.A., a company organized under the laws of France. Total Fina Elf S.A.’s principal business is oil, gas and chemicals. The address of Total Fina Elf S.A.'s principal business and office is 2, place de la Coupole, La Défense 6, 92078 Paris La Défense Cedex, France. Total Fina Elf S.A. is making an individual filing on Schedule 13G in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and is responsible solely for the information contained in its individual filing.

Item 2(d).	Title of Class of Securities:

Shares, nominal value 2 euro

Item 2(e).	CUSIP Number:

80105N 10 5

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

Item 4.	Ownership

     As of December 31, 2002, Total Fina Elf S.A. beneficially owned the following shares indirectly through its subsidiaries Elf Aquitaine and Valorisation et Gestion Financière:

Amount beneficially owned:	179,586,513
Percent of class:	24.5%; percent of voting rights, 33.7%
Number of shares as to which such person has:

Sole power to vote:	-0-
Shared power to vote:	179,586,513 (these shares carry double voting rights)
Sole power to dispose of:	-0-
Shared power to dispose of:	179,586,513

     On April 9, 1999, Elf Aquitaine (now a subsidiary of Total Fina Elf S.A.) entered into a shareholders' agreement with L'Oréal with respect to the parties' shareholdings in the Issuer. As disclosed in the Issuer's Form 20-F filed on June 25, 2002, the parties have agreed in the shareholders' agreement not to sell any of the shares covered by the shareholders' agreement, except in certain limited circumstances, such as the commencement of a tender offer for the Issuer's shares. Presently, the 19.43% of the Issuer's share capital held by each of the TotalFinaElf Group and L'Oréal are subject to a number of restrictions under the shareholders' agreement, in particular regarding share transfers, while shares held in excess of this percentage by either group are subject to certain more limited restrictions. The shareholders' agreement also contains provisions relating to the composition of the Issuer's board of directors and cooperation among the parties' respective appointees to the Issuer's board of directors. Both parties have the right to terminate unilaterally the shareholders' agreement with effect on December 1, 2004. The shareholders' agreement, which is included as Exhibit 2.2 to the Issuer's Form 20-F, is incorporated herein by reference. Total Fina Elf S.A. disclaims beneficial ownership of any shares of the Issuer that L'Oréal owns. See also Item 8 of this Schedule 13G and Exhibit B thereto.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Of the 179,586,513 shares being reported hereunder, Total Fina Elf S.A. indirectly has the power to vote and dispose of 179,586,473 shares being reported on hereunder through two subsidiaries identified in Exhibit A attached hereto, and the remaining 40 shares through certain other persons.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOTAL FINA ELF S.A.

By: /s/ Charles Paris de Bollardière
Name: Charles Paris de Bollardière Title : Treasurer

Date: February 13, 2003

Schedule 13G
Exhibit A

Identification and Classification of Members of Subsidiaries

Elf Aquitaine

Elf Aquitaine, a company organized under the laws of France, is a 99.4% held subsidiary of Total Fina Elf S.A. Elf Aquitaine is a holding company. The address of Elf Aquitaine's principal business and office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France.

Elf Aquitaine beneficially owns the following shares:

Amount beneficially owned:	142,602,295
Percent of class:	19.47%; percent of voting rights, 26.79%
Number of shares as to which such person has:

Sole power to vote:	-0-
Shared power to vote:	142,602,295 (shares carry double voting rights)
Sole power to dispose of:	-0-
Shared power to dispose of:	142,602,295

Valorisation et Gestion Financière

Valorisation et Gestion Financière, a company organized under the laws of France, is a wholly owned subsidiary of Elf Aquitaine, itself a 99.4% held subsidiary of Total Fina Elf S.A. The principal business of Valorisation et Gestion Financière is to hold certain investments on behalf of Total Fina Elf S.A. The address of Valorisation et Gestion Financière's principal business and office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France.

Valorisation et Gestion Financière beneficially owns the following shares:

Amount beneficially owned:	36,984,178
Percent of class:	5.05%; percent of voting rights, 6.95%
Number of shares as to which such person has:

Sole power to vote:	-0-
Shared power to vote:	36,984,178 (shares carry double voting rights)
Sole power to dispose of:	-0-
Shared power to dispose of:	36,984,178

Schedule 13G
Exhibit B

Identification and Classification of Members of the Group

As discussed in Item 4 of the Schedule 13G to which this Exhibit B is attached, Total Fina Elf S.A. is a member of a group with L’Oréal by virtue of a shareholders’ agreement also described in Item 4. Total Fina Elf S.A. has been advised that L’Oréal is separately reporting its ownership of the Issuer’s shares on a Schedule 13G, and that its ownership is as follows :

Sole power to vote:	-0-
Shared power to vote:	143,041,202 (shares carry double voting rights)
Sole power to dispose of:	-0-
Shared power to dispose of:	143,041,202

Percent of class:	19.5%; percent of voting rights, 26.9%